UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Moderna, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

60770K 10 7

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Flagship VentureLabs IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 11,460,435
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 11,460,435

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,460,435
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.48%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Flagship Ventures Fund IV, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 49,334,859
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 49,334,859

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,334,859
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 15.00%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Flagship Ventures Fund IV-Rx, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 9,468,596
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 9,468,596

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,468,596
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.88%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Flagship Ventures Fund IV General Partner LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 58,803,455
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 58,803,455

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 58,803,455
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 17.88%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Flagship Pioneering, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 37,040
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 37,040
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,040
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 .01%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Noubar B. Afeyan, Ph.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 82,508
	6	SHARED VOTING POWER 58,840,495
	7	SOLE DISPOSITIVE POWER 82,508
	8	SHARED DISPOSITIVE POWER 58,840,495

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 58,923,003
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 17.90%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Edwin M. Kania, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 58,803,455
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 58,803,455

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 58,803,455
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 17.91%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1(a).	Name of Issuer:

Moderna, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

200 Technology Square

Cambridge, MA 02139

Item 2(a).	Names of Persons Filing:

The names of the persons filing this report (collectively, the “Reporting Persons”) are:

Flagship VentureLabs IV, LLC (“VentureLabs IV”)

Flagship Ventures Fund IV, L.P. (“Flagship IV Fund”)

Flagship Ventures Fund IV-Rx, L.P. (“Flagship IV-Rx Fund”)

Flagship Ventures Fund IV General Partner LLC (“Flagship IV GP”)

Flagship Pioneering, Inc. (“Flagship Pioneering”)

Noubar B. Afeyan, Ph.D. (“Dr. Afeyan”)

Edwin M. Kania, Jr. (“Mr. Kania)

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is:

c/o Flagship Pioneering Inc.

55 Cambridge Parkway, Suite 800E

Cambridge, Massachusetts 02142

Item 2(c).	Citizenship:

VentureLabs IV                      Delaware

Flagship IV Fund                    Delaware

Flagship IV-Rx Fund              Delaware

Flagship IV GP                       Delaware

Flagship Pioneering                Delaware

Dr. Afeyan                              United States of America

Mr. Kania                               United States of America

Item 2(d).	Title of Class of Securities:

Common Stock, $0.0001 par value per share (“Common Stock”).

Item 2(e).	CUSIP Number:

60770K 10 7

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover page to this Schedule 13G. The ownership percentages reported are based on 328,948,088 shares of outstanding Common Stock, as reported in the Issuer’s prospectus filed on December 7, 2018.

Flagship IV Fund is the manager of VentureLabs IV and, as such, may be deemed to beneficially own the shares held by VentureLabs.

Flagship IV GP is the general partner of each of Flagship IV Fund and Flagship IV-Rx Fund, and, as such, may be deemed to beneficially own the shares beneficially owned by Flagship IV Fund and Flagship IV-Rx Fund.

Dr. Afeyan and Mr. Kania are the managers of Flagship IV GP and, as such, may be deemed to beneficially own shares beneficially owned by Flagship IV GP. While Mr. Kania is retired from Flagship Pioneering he continues to serve as a manager of Flagship IV GP.

Dr. Afeyan is the Chief Executive Officer and a stockholder of Flagship Pioneering and, as such, may be deemed to beneficially own shares beneficially owned by Flagship Pioneering.

Each of the Reporting Persons expressly disclaims beneficial ownership of the shares reported in this Schedule 13G except to the extent of its or his pecuniary interest in such shares.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

Material Filed as Exhibits.

Exhibit 1 – Agreement regarding filing of joint Schedule 13G.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 11, 2019

FLAGSHIP VENTURES FUND IV, L.P.

By:	Flagship Ventures Fund IV General Partner LLC
General Partner

	By:	/s/ Noubar B. Afeyan, Ph.D.
Noubar B. Afeyan, Ph.D.
Manager

FLAGSHIP VENTURES FUND IV-Rx, L.P.

By:	Flagship Ventures Fund IV General Partner LLC
General Partner

	By:	/s/ Noubar B. Afeyan, Ph.D.
Noubar B. Afeyan, Ph.D.
Manager

FLAGSHIP PIONEERING, INC.

	By:	/s/ Noubar B. Afeyan, Ph.D.
Noubar B. Afeyan, Ph.D.
Manager

FLAGSHIP VENTURELABS IV, LLC

By:	Flagship Ventures Fund IV, L.P.
Manager

By: Flagship Ventures Fund IV General Partner LLC
General Partner

	By:	/s/ Noubar B. Afeyan, Ph.D.
Noubar B. Afeyan, Ph.D.
Manager

FLAGSHIP VENTURES FUND IV GENERAL PARTNER LLC

	By:	/s/ Noubar B. Afeyan, Ph.D.
Noubar B. Afeyan, Ph.D.
Manager

/s/ Noubar B. Afeyan, Ph.D.
Noubar B. Afeyan, Ph.D.

/s/ Edwin M. Kania, Jr.
Edwin M. Kania, Jr.

EXHIBIT 1

AGREEMENT

The persons below hereby agree that the Schedule 13G to which this agreement is attached as an exhibit, as well as all future amendments to such Schedule 13G, shall be filed on behalf of each of them. This agreement is intended to satisfy the requirements of Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934.

Date: February 11, 2019

FLAGSHIP VENTURES FUND IV, L.P.

By:	Flagship Ventures Fund IV General Partner LLC
General Partner

	By:	/s/ Noubar B. Afeyan, Ph.D.
Noubar B. Afeyan, Ph.D.
Manager

FLAGSHIP VENTURES FUND IV-Rx, L.P.

By:	Flagship Ventures Fund IV General Partner LLC
General Partner

	By:	/s/ Noubar B. Afeyan, Ph.D.
Noubar B. Afeyan, Ph.D.
Manager

FLAGSHIP PIONEERING, INC.

	By:	/s/ Noubar B. Afeyan, Ph.D.
Noubar B. Afeyan, Ph.D.
Manager

FLAGSHIP VENTURELABS IV, LLC

By:	Flagship Ventures Fund IV, L.P.
Manager

	By:	Flagship Ventures Fund IV General Partner LLC General Partner

	By:	/s/ Noubar B. Afeyan, Ph.D.
Noubar B. Afeyan, Ph.D. Manager

FLAGSHIP VENTURES FUND IV GENERAL PARTNER LLC

By:	/s/ Noubar B. Afeyan, Ph.D.
Noubar B. Afeyan, Ph.D.
Manager

/s/ Noubar B. Afeyan, Ph.D.
Noubar B. Afeyan, Ph.D.

/s/ Edwin M. Kania, Jr.
Edwin M. Kania, Jr.